

October 13, 2023

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

> **Re: Arrived Homes, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 44**
> **Filed September 27, 2023**
> **File No. 024-11325**

Dear Ryan Frazier:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 44 to Offering Statement on Form 1-A

The Series Properties Being Offered, page 55

1. We note your discussion on page 4 of the various third-party property managers that may be used. For each of the new series being offered, please revise to disclose the property manager applicable to that property. Please also ensure that the form of management agreements filed as exhibits correspond to the disclosed fees.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John Rostom, Esq.